Exhibit 99.1

PowerBank Announces First 2 MW Modular Data Center in Ontario with Potential Annual Lease Revenue of Approximately C$2 Million

Project designed to accommodate approximately 500 NVIDIA GB300 GPUs, to be provided by an AI cloud tenant

30-year site lease establishes first AI infrastructure project under strategic partnership, the first of several planned sites across Ontario

Toronto, Ontario, October 29, 2026 — PowerBank Corporation (Nasdaq: PBK) (Cboe CA: PBK) (FSE: 103) (“PowerBank” or the “Company”), a leader in independent energy development and asset ownership in North America, is pleased to announce that its joint development partner has executed the first lease and it is in development of a 2 MW modular data center in Ontario (the “Project”) under a joint development agreement. The Project is the first of several sites PowerBank plans to develop across Ontario. PowerBank expects to earn revenue by leasing the Project’s powered shell to an AI cloud operator, which would install and operate its own GPUs. If a tenant is secured on the terms assumed below, and the Project is permitted, financed, constructed and operational, the Project could generate approximately C$2 million in annual lease revenue, to be shared between PowerBank and its partner under the joint development agreement.

The Project responds to a structural shift in how AI compute is deployed. As AI moves from training large models to running them for businesses and consumers every day, inference is projected to account for approximately 60% of AI compute demand by 2030 and to grow at roughly 36% per year, according to McKinsey & Company.1 McKinsey expects inference compute to be distributed across cloud, enterprise, edge and device, with location driven by economics, latency and data control.1 Workloads such as real-time video analytics, industrial automation, voice and physical AI perform best when compute sits close to where data is generated, rather than in a distant hyperscale campus.

Demand for this distributed capacity is growing quickly. Grand View Research estimates that the global edge data center market will reach US$105.8 billion by 2033, growing at a compound annual rate of 14.9% from 2026, with North America accounting for the largest regional share at 35.5% in 2025.2 At the same time, access to power has become a gating factor for new data center capacity, with large-load interconnection queues stretching for years in many North American markets. Modular edge data centers that can plug into existing generation and distribution infrastructure address both needs: they place compute close to users while drawing on power that is already available.

“Compute is following power, and the companies that already have power in the ground are the ones that will win the next phase of AI,” said Dr. Richard Lu, Chief Executive Officer of PowerBank. “This first lease shows our model at work: an energy site we have already developed now positioned to earn a second revenue stream from AI infrastructure. As inference moves closer to the people and businesses who use it, North America will need many smaller data centers built in months, not a handful of giant campuses built over years. PowerBank’s portfolio is positioned for exactly that shift, and we expect this to be the first of many sites we advance with our partner.”

Risks and Assumptions

The purpose of the revenue guidance, which is a financial outlook, is to assist investors, shareholders, and others in understanding certain financial metrics relating to the Project for evaluating the performance of the Company’s business and is dated as of the date of this press release. This information may not be appropriate for other purposes. Information about the Company’s revenue guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with the disclosure below and under “Forward-Looking Statements” in this press release and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause the Company’s actual future financial and operating results to differ from what it currently expects.

The capital cost of the Project’s facility, including land, the modular data center shell, electrical systems, direct-to-chip liquid cooling and fiber connectivity, is estimated at approximately C$10 million, to be funded by PowerBank and its partner.3,4 GPUs, servers and related computing equipment are not included in this estimate and are expected to be purchased by the tenant for its own use. Based on current-generation NVIDIA GB300 NVL72 systems, which require direct-to-chip liquid cooling, a facility with approximately 1.77 MW of IT capacity could accommodate approximately 500 GPUs across 11 racks, with approximately 220 TB of aggregate GPU memory.3,5,6

The Project is expected to require a zoning by-law amendment and a building permit from the local municipality, and the parties are coordinating a pre-consultation meeting with the municipality to confirm these and any other requirements. None of these approvals has yet been obtained. Subject to receipt of the required approvals, construction is expected to take approximately 8 to 12 months, with commercial operation currently anticipated in PowerBank’s fiscal year 2028, ending June 30, 2028. PowerBank has not yet entered into an agreement with a tenant for the Project’s capacity and are in discussions with several potential tenants.

The market for AI data center capacity is highly competitive. The Project will compete for tenants with other data center developers and operators, including colocation providers and developers of modular and edge facilities. Prospective tenants will in turn compete with hyperscale cloud providers, established AI cloud providers and government-supported compute initiatives, many of which have significantly greater resources, scale and operating histories. Management believes the Project’s access to existing power and its proximity to users in Ontario may be competitive advantages for distributed AI inference workloads, but there can be no assurance that the Project will compete successfully.

The estimated annual lease revenue of approximately C$2 million, a financial outlook, relates to the Project only, and is based on the following material assumptions: (i) PowerBank secures a tenant for 100% of the Project’s approximately 1.77 MW of leasable IT capacity under a powered-shell lease, pursuant to which the tenant would be responsible for electricity, and PowerBank and its partner would be responsible for incremental property taxes, insurance and maintenance in respect of the powered shell; (ii) a lease rates are consistent with publicly reported powered-shell lease transaction;7,8 (iii) rent begins at commercial operation, with no rent-free or ramp-up period, and before any annual rent escalation; (iv) the Project receives a zoning by-law amendment, a building permit and all other required approvals on a timely basis; (v) construction is completed within approximately 8 to 12 months of receipt of those approvals, with commercial operation in fiscal 2028; (vi) the estimated facility capital cost is not materially exceeded and financing is available on acceptable terms; and (vii) the tenant obtains GPUs and related equipment for its own use. The revenue guidance relates to the first full year following commercial operation of the Project. The lease revenue estimate is a gross revenue figure and does not reflect incremental property tax, insurance and maintenance costs, which would be borne by PowerBank and its partner. Lease revenue will be shared between PowerBank and its partner in accordance with the JDA. The lease rate is derived from a transaction of significantly larger scale in a different market, and rates achievable for the Project may differ. There can be no assurance that a tenant will be secured on these terms or at all.

The estimated capital cost, GPU capacity and lease revenue figures in this news release are based on assumptions derived from management’s review of publicly available third-party market research, including industry construction cost benchmarks, reported transactions, equipment specifications and published lease pricing, as of October 2026. These estimates have not been derived from an independent engineering study or binding vendor quotes, and actual results may differ materially. The estimates relate to the Project only; future sites may differ in size, design, cost and revenue, and each will be subject to its own permitting, financing and definitive agreements.

Management’s assessment of tenant demand is based on third-party market research indicating continued growth in demand for AI inference capacity1 and in the edge data center market,2 and record-low vacancy of 1.4% across primary North American data center markets in the first half of 2026.8 Market conditions in Ontario may differ; colocation vacancy in the Toronto market was approximately 7.2% as of mid-2026.9 The estimates do not assume any funding from, or demand attributable to, Canadian federal or provincial AI compute programs, including the Canadian Sovereign AI Compute Strategy.10 Management believes demand for Canadian-hosted AI compute, including for data residency and sovereignty purposes, may benefit prospective tenants, but no such benefit has been included in the estimates. Although management considers these assumptions reasonable as of the date of this news release, actual results may differ materially.

There are several risks associated with the Project. The deployment and operation of the Project are subject to, among other things, power availability sufficient to support a modular data center, the receipt of required permits and approvals, including a zoning by-law amendment and building permit, technical feasibility, the availability of financing to construct the Project, the ability to secure a tenant on acceptable terms, and the tenant’s ability to procure GPUs and related equipment on acceptable terms and timelines. In addition, there can be no assurance that definitive agreements will be executed for additional sites under the JDA, or that additional sites in Ontario will be developed. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Project and statements made in this press release.

Notes

[1] https://www.mckinsey.com/industries/semiconductors/our-insights/scaling-ai-inference

[2] https://www.grandviewresearch.com/press-release/global-edge-data-center-market

[3] https://www.datacenterdynamics.com/en/news/data-center-start-up-fossefall-taps-armada-for-ai-data-center-deployments/

[4] https://introl.com/blog/modular-data-center-rapid-ai-deployment-12-month-construction

[5] https://www.nvidia.com/en-gb/data-center/gb300-nvl72

[6] https://www.wing.vc/content/how-much-does-an-nvidia-nvl72-cost

[7] https://www.sec.gov/Archives/edgar/data/0002007691/000118518526003152/ionicdigi424b4072026.htm

[8] https://www.cbre.com/insights/books/north-america-data-center-trends-h1-2026

[9] https://www.datacentres.com/news/toronto-data-centre-market-847-mw-operational-capacity-faces-power-crunch-amid-h-slot2-2026-06-14

[10] https://www.canada.ca/en/innovation-science-economic-development/news/2026/04/canada-launches-national-initiative-to-build-large-scale-ai-supercomputing-capacity.html

About PowerBank Corporation

PowerBank Corporation is a vertically integrated and independent North American energy company helping to power the digital economy. The Company develops, builds, owns, and operates solar and battery energy storage systems that deliver reliable and resilient power to the electricity grid, commercial and industrial clients, and municipal and residential off-takers. As AI and digital infrastructure drive unprecedented electricity demand, PowerBank is uniquely positioned to deliver the speed, scale, and energy independence that the next generation of power consumers requires, without waiting years for permitting and grid interconnection. The Company has a potential development pipeline of almost one gigawatt and has developed energy projects with a combined capacity of over 100 megawatts built. To learn more about PowerBank, please visit www.powerbankcorp.com.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the development of the Project; expected revenues from the Project; the completion of permitting, financing and construction for the Project; the addition of additional sites under the joint development agreement with the development partner; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; that financing secured to construct the Project; that power is available to be sufficient to support the Project; general business and economic conditions; expectations regarding capital costs and lease rates; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; failure to secure Permits to construct the Project; failure to secure financing to construct the Project; power availability may not be sufficient to support the Project; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; expectations regarding capital costs and lease rates prove incorrect; the Company’s project development and construction activities may not be successful; developing and operating solar Project exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

For further information, please contact:

PowerBank Corporation

Tracy Zheng

Email: ir@powerbankcorp.com

Phone: 289.439.4718

Source: PowerBank Corporation